Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
Incyte Pharma UK Ltd.	United Kingdom
Incyte Holdings Corporation	Delaware
Incyte International Holdings S.à r.l.	Luxembourg
Incyte Europe S.à r.l.	Switzerland
Incyte Spain S.L.	Spain
Incyte Italy S.r.l.	Italy
Incyte Germany GmbH	Germany

Incyte Biosciences Luxembourg S.à r.l

Incyte Biosciences International S.à r.l.

Incyte Biosciences Denmark ApS

Incyte Biosciences Finland Oy

Incyte Biosciences Germany GmbH

Incyte Biosciences Benelux B.V.

Incyte Biosciences Iberia S.L.

Incyte Biosciences UK Ltd

Incyte Biosciences Austria GmbH

Incyte Biosciences Israel Ltd

Incyte Biosciences France

Incyte Biosciences Italy S.R.L.

Incyte Biosciences Norway AS

Incyte Biosciences Nordic AB

Incyte Biosciences Canada ULC

Luxembourg Switzerland Denmark Finland Germany Netherlands Spain United Kingdom Austria Israel France Italy Norway Sweden Canada